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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                 SCHEDULE 14D-1

                       Tender Offer Statement Pursuant to
             Section 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 2)


                              THERATX, INCORPORATED
                            (Name of Subject Company)


                                  VENCOR, INC.
                             PEACH ACQUISITION CORP.
                                    (Bidders)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)


                                    883384109
                      (CUSIP Number of Class of Securities)


                                  Jill L. Force
                             Senior Vice President,
                          Secretary and General Counsel
                                  Vencor, Inc.
                              3300 Providian Center
                             400 West Market Street
                           Louisville, Kentucky 40202
                                 (502) 596-7300


           (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Bidders)


                                    Copy to:

                             Joseph B. Frumkin, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

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         This Amendment No. 2 (this "Amendment") is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by Vencor, Inc. ("Vencor"), and Peach Acquisition Corp. (the "Purchaser") on February 14, 1997, as amended by Amendment No. 1 to such Schedule dated February 24, 1997 (as amended, the "Schedule 14D-1"), with respect to shares of Common Stock, par value $.001 per share ("Shares"), of TheraTx, Incorporated (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1 including the Offer to Purchase (the "Offer to Purchase") attached as Exhibit (a)(1) thereto.

Item 3.  Past Contracts, Transactions or Negotiations with the Subject Company.

         (b) The Company, Vencor and the Purchaser executed Amendment No. 1 to Agreement and Plan of Merger, dated as of February 28, 1997 (the "Merger Amendment"), amending the Merger Agreement. The Merger Amendment is described below under Item 7 and is qualified in its entirety by the full text of the Merger Amendment which is attached hereto as Exhibit (c)(3) and is incorporated herein by reference.


Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder.

         Vencor has been informed by the Company that the Company has entered into amendments to the outstanding Warrant agreements with each of the holders of the Warrants to provide that, upon a merger of the Company, the holders of the Warrants will be entitled to receive the number of shares, securities or other property that they would have received if the Warrant had been exercised immediately prior to such merger. The Warrant Reclassification will therefore be unnecessary.


Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

         The Merger Amendment amends the Merger Agreement to provide that at the Effective Time, the Options held by (1) John A. Bardis, Bret W. Jorgensen, Donald R. Myll, Louis E. Hallman, III, Laura E. Cayce, Jonathan H. Glenn, Craig
R. Reamsnyder and B. Wayne Clark, (2) any individual who holds, in the aggregate, Options to purchase no more than 1,500 Shares and (3) such other individuals who the Company and Vencor mutually agree shall be subject to such treatment, shall have their Options cancelled and the holder thereof shall be entitled to a cash payment equal to the product of (x) the amount, if any, by which the Merger Consideration exceeds the exercise price per Share subject to such Option and (y) the number of Shares issuable pursuant to the unexercised portion of such Option, less any required withholding of taxes.

         The Merger Amendment further provides that, at the Effective Time, except for any Options referred to above, each outstanding Option shall be converted into an option (a "Replacement Option") to acquire, on the same terms and conditions as were applicable under such Option, a number of shares of Vencor Common Stock equal to (a) the number of Shares subject to the Option, multiplied by (b)(i) the Merger Consideration, divided by (ii) the average price of Vencor Common Stock on the trading day immediately prior to the Effective Time, at an exercise price per share equal to (y) the aggregate exercise price for the Shares which were purchasable pursuant to such Option divided by (z) the number of shares of Vencor Common Stock subject to such Replacement Option. The foregoing description is qualified in its entirety by the full text of the Merger Amendment.

         In addition, the information set forth in Item 5 above is incorporated in this Item 7 herein by reference.


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Item 10.  Additional Information.

         On March 1, 1997, the waiting period under the HSR Act with respect to the Offer and the Merger expired at 11:59 p.m., New York City time.


Item 11.  Material to be filed as Exhibits.

         The list of exhibits in the Schedule 14D-1 is hereby amended and supplemented by adding the following exhibit:

(c)(3) Amendment No. 1 to Agreement and Plan of Merger, dated as of February 28, 1997, to the Merger Agreement, dated as of February 9, 1997, among the Company, Offeror and the Purchaser.


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                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated:  March 3, 1997


                                          VENCOR, INC.

                                          By:/s/ W. Bruce Lunsford
                                             Name:  W. Bruce Lunsford
                                             Title: Chairman of the Board,
                                                    President and Chief
                                                    Executive Officer


                                          PEACH ACQUISITION CORP.

                                          By:/s/ W. Bruce Lunsford
                                             Name:  W. Bruce Lunsford
                                             Title: Chairman of the Board,
                                                    President and Chief
                                                    Executive Officer